Mail Stop 3561

March 19, 2009

Bryan Sawarynski, President, Chief Executive
    Officer, Principal Accounting Officer, and
    Chairman of the Board of Directors
National Golf Emporium, Inc.
25188 Genesee Trail Road, #250
Golden, Colorado 80401

        Re: National Golf Emporium, Inc.
                Amendment No. 1 to Registration Statement on Form S-1
                Filed March 4, 2009
                File No. 333-156069

Dear Mr. Sawarynski:

      We have limited our review of your amendment to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1.   We reviewed your response to comment one in our letter dated January 8, 2009, and your indication that you are not a "blank check company." In a prominent place in your prospectus please disclose this fact and disclose, if true, that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your stockholders including Mr. Sawarynski, have plans to enter into a change of control or similar transaction or to change the management of the company. Also, please disclose that certain of your selling stockholders previously have been either selling stockholders, officers or directors of development stage companies that do not appear to have implemented their stated business plan, have not timely filed reports with us, have generated no or minimal revenues, or have engaged in reverse mergers or other change of control or similar transactions to change the management of the company and explain exactly why those companies were formed and when. Finally, please provide appropriate risk factor disclosure regarding the involvement of certain of your selling stockholders in development stage companies that did not pursue their stated business plans.

2.   In your response to comment one in our letter dated January 8, 2009, you state
        that Mr. Sawarynski attended The Denver Golf Expo on February 7-8, 2009.
        Please disclose this fact, and any similar steps taken to advance your business
        plan, in an appropriate place in your prospectus.

Registration Statement Cover Page

3.   We reviewed your response to comment three in our letter dated January 8, 2009.
        In footnote 2 to the fee table and elsewhere in your registration statement you
        disclose that the fixed price of $0.20 "has been determined … based upon the
        original purchase price paid by the selling shareholders … plus an increase based
        upon the fact that the shares will be liquid and registered." In the second
        paragraph under the heading "Determination of the Offering Price" on page 4 and
        elsewhere in your registration statement, you disclose that "[t]here can be no
        assurance that a market maker will agree to file the necessary documents with
        FINRA, which operates the OTC Bulletin Board, nor can there be any assurance
        that such an application for quotation will be approved." Your disclosure
        throughout your registration statement that the offering price reflects the fact that
        the shares will be liquid assumes that your shares will be quoted on the OTC
        Bulletin Board and that a market will be maintained. Please include disclosure, or
        cross-reference to disclosure, setting forth the risks associated with establishing
        and maintaining a market in your shares each place you disclose that the price
        reflects the liquidity of the shares.

Item 3. Summary Information, Risk Factors and Ratio of Earnings …, page 1

Risk Factors, page 2

"The implementation of [your] business strategy of creating …," page 2

4.   We reviewed your response to comment eight in our letter dated January 8, 2009.
        In the penultimate sentence of this risk factor you continue to state that you plan
        to expand your on-line community, industry relationships and traditional
        distributor channels …" Your use of the word "expand" here and elsewhere in
        your registration statement, as well as your use of the following italicized words
        and phrases elsewhere in your registration statement continue to suggest that you
        already have established your online community for golfers:

        •   "Our strategy is to build our strategic relationships and Internet-related
                technologies, *to further develop our services*" under the headings "About
                Our Company" on page 1, "Description of Business" on page 7 and
                "Overview" page 12;

- "By *continuing* to build our online presence, and at the same time seeking opportunities *to expand* our operations in the traditional market …" under the heading "Business Strategy" on page 8;

- "By *further* creating and developing our distribution channels …" under the heading "Business Strategy" on page 8; and

- "We intend to *further* develop our brand and *enhance* our name recognition…" under the heading "Marketing" on page 9.

The above are only examples. Please revise your registration statement to revise the foregoing statements and similar statements elsewhere in your registration statement or tell us why it is not appropriate to do so.

Cautionary Statement Regarding Forward-Looking Statements, page 3

5.   We reviewed your response to comment five in our letter dated January 8, 2009. The second paragraph continues to reference multiple parties and a transaction in the first and last sentences. Please revise or advise.

Item 5. Determination of Offering Price, page 4

6.   We reviewed your response to comment three in our letter dated January 8, 2009. The first paragraph under this heading states that the offering price was determined by the price the shares were sold to your shareholders in the private placement. Please revise to conform this disclosure to disclosure elsewhere in your registration statement regarding the $0.20 fixed price.

Item 11. Information about the Registrant, page 7

7.   Please revise your disclosure to explain why you believe that you will be "*uniquely positioned* to take advantage of the market opportunities by utilizing [your] website" and how you will build "one of the *leading* online golf communities and golf e-tailing sites on the Internet" (emphasis added).

Market for Common Equity and Related Stockholder Matters, page 10

8.   Consistent with disclosure elsewhere in your registration statement, please revise your disclosure under this heading to reflect that a market maker, and not you, applies to have your stock quoted on the OTC Bulletin Board.

Notes to Financial Statements as of December 31, 2008, page F-8

Note 2 Going Concern, page F-8

9.   In the second paragraph of this note, you state that "[m]anagement believes that
        the actions presently being taken to obtain additional funding … provide the
        opportunity for [you] to continue as a going concern." Please disclose under the
        heading "Capital Liquidity and Resources" [*sic*] on page 13, and elsewhere as
        appropriate, the steps you are taking to obtain additional funding.

Management's Discussion and Analysis of Financial Condition and Results …, page 12

Plan of Operations, page 12

10.   We reviewed your response to comment eight in our letter dated January 8, 2009.
        In your revised disclosure under this heading, you state that you believe you can
        satisfy your cash requirement during the next twelve months with the $54,275 you
        raised from your private placement. However, the milestones and associated
        costs detailed under this heading amount to approximately $55,000 and include no
        costs associated with (1) milestone number two, (2) the more than $51,000 in
        expenses associated with the offering, (3) your office lease, or (4) inventory
        purchases. Please revise or advise.

Item 16. Exhibits and Financial Statement Schedules, page II-4

11.   The asterisk you include at the end of your list of exhibits has not been included
        next to any of the exhibits in the list, even though it appears that it should. Please
        revise.

Item 17. Undertakings, page II-4

12.   We reviewed your response to comment 10. Please revise your undertakings to
        provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K,
        including the lead-in thereto required by Item 512(a)(5) of Regulation S-K. Refer
        to Item 17 of Form S-1.

Signatures, page II-6

13.   We reviewed your response to comment 11 in our letter dated January 8, 2009
        and reissue this comment. Please revise your registration statement signature
        page to include in Mr. Sawarynski's title his role as principal financial officer. In
        addition, we note only one change in your registration statement in response to
        this comment in the table under the heading "Directors, Executive Officers,

Promoters and Control Persons" on page 14. Please revise throughout your registration statement.

14.   Please also revise to include a date in the signatures provided pursuant to the Power of Attorney.

Exhibit 5.1 Opinion

15.   We reviewed your response to comment six in our letter dated January 8, 2009. Counsel should revise its opinion in the last paragraph to consent to the additional reference to the firm under the caption "Description of Securities to be Registered—Common Stock."

Exhibit 10.3, Website Design Project Contract

16.   We reviewed this contract and note that Section 6 requires you to supply "DanSites with complete text and graphics content for this Web Design Project within 45 days of the effective date this agreement" or "the entire deposit amount of the agreement may be retained by DanSites as liquidated damages and the contract shall become null and void, at DanSites' option." Please disclose in an appropriate place in your prospectus your steps taken to date in this regard.

17.   Section 6 of this contract under the heading "Publishing" provides that "DanSites does not warranty that the website is immune to 3rd party damages, hacking, presence of virus, spyware, etc. and Is [*sic*] not responsible in any way for its presence or removal." Please tell us what steps you plan to take to protect your website from these threats, especially in light of the fact that your entire business model depends on your website.

18.   Section 8 of this contract provides that you are solely responsible for complying with any laws, taxes, and tariffs applicable to the web design project or any other services contemplated by the contract. Please disclose the effect of existing or probable governmental regulations on your business, including local, state or federal laws or regulations related to e-commerce. Refer to Item 11 of Form S-1 and Item 101(h)(4(ix) of Regulation S-K.

19.   We note that this contract was executed by David D. Allison for DanSites. If this is the same David Allison that is one of your selling stockholders, please disclose this fact as well as any other material relationship that any of your selling stockholders has had within the past three years with you. Refer to Item 7 of Form S-1 and Item 507 of Regulation S-K.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        (732) 577-1188